

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

Attn: Filing Desk - Stop 1-4

By Airmail



28th June, 2006.

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 14th June 2006, I enclose one copy of the following item that the Company has delivered to the UK Listing Authority:

(a) an News Release, dated 28th June 2006, following press speculation concerning the proposed offers by EMI Group plc for Warner Music Group Corp. and their unsolicited alternative proposals.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.


SEC MAIL PROCESSING
RECEIVED
JUL 05 2006
WASH, D.C.
192
SECTION

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231




SEC MAIL PROCESSING
RECEIVED
JUL 05 2006
WASH, D.C. 192 SECTION

News Release

FOR IMMEDIATE RELEASE

ER 06/51

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, OR INTO, AUSTRALIA, CANADA OR JAPAN

28 June 2006

EMI GROUP plc

Following this morning's press speculation, EMI Group plc (EMI) is providing the following update to the market:

- Since EMI's approach, announced on 3 May 2006, to acquire Warner Music Group Corp. (Warner Music), EMI has been continuing actively to explore the potential acquisition of Warner Music, including in discussions with Warner Music and certain of its shareholders.

- On 14 June 2006, EMI received an initial unsolicited alternative proposal from Warner Music to acquire all of the share capital of EMI for 315 pence per share in cash. The Board of EMI considered this proposal from Warner Music to be wholly unacceptable and unanimously rejected it.

- Thereafter, on 23 June 2006, EMI made a revised proposal to Warner Music for EMI to acquire all of the outstanding shares of Warner Music for $31 per share in cash. EMI envisages that the proposal would be funded by debt finance and a rights issue, both of which would be fully underwritten, and the disposal of certain music publishing assets. The proposal is pre-conditional on a number of matters, including due diligence. The Board of EMI believes an offer at this level is fully supported by synergy benefits available from the combination and that a transaction at this offer level would therefore deliver compelling value and earnings accretion to EMI's shareholders.

- Subsequently, on the evening of 27 June 2006, Warner Music informed EMI of its rejection of EMI's revised proposal, and submitted to EMI a revised pre-conditional alternative proposal to acquire EMI at 320 pence per share, in cash. The Warner Music revised alternative proposal is non-binding and is pre-conditional, inter alia, on due diligence and a unanimous recommendation of the Board of EMI.

- The Board of EMI has unanimously rejected the revised alternative proposal from Warner Music at 320 pence per share, and considers it to be wholly unacceptable, having regard to EMI's prospects, the potential synergy benefits of a combination of the two companies and the range of strategic options available to EMI.

The Board of EMI continues to believe that an acquisition of Warner Music by EMI at $31 per share in cash would be very attractive to both sets of shareholders and would deliver value to EMI's shareholders which is far superior to Warner Music's revised alternative proposal. The Board of EMI is committed to pursuing such a transaction only if it delivers enhanced value and earnings accretion to EMI shareholders.

EMI will make further announcements as appropriate.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

The Directors of EMI accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Warner Music has not approved the making of this announcement. There can be no certainty that an offer for EMI by Warner Music will be made or as to the terms on which any offer might be made.

Further information on the Warner Music Group Corporation can be found at www.wmg.com and on http://www.sec.gov/edgar/searchedgar/webusers.htm.

Enquiries

EMI Group plc

Amanda Conroy	Corporate Communications	+44 20 7795 7529
Susie Bell	Investor Relations	+44 20 7795 7971
Sonia Shah	Investor Relations	+44 20 7795 7625

Brunswick Group LLP

Patrick Handley	+44 20 7404 5959

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the Code), if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of EMI, all "dealings " in any "relevant securities" of EMI (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which any offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of EMI, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of EMI by Warner Music or EMI, or by any of their respective "associates ", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Takeover Panel.

- Ends -